Exhibit 99.1

DRAGONWAVE ENTERS INTO CISCO SMALL CELL WIRELESS BACKHAUL ECOSYSTEM

DragonWave’s solutions integral components for wireless backhaul in Cisco’s newly announced Small Cell Ecosystem

Ottawa, Canada, June 24, 2013 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced the addition of its Avenue product line and complementary e-band solutions to the Cisco® Small Cell Wireless Backhaul Ecosystem.

DragonWave’s product line provides line-of-sight (LOS) and non-line-of-sight (NLOS) solutions utilizing 2-80 GHz licensed and unlicensed backhaul spectrum.  DragonWave offers solutions targeted at all-outdoor small cell backhaul, with extremely compact, simple-to-deploy solutions.  With solutions covering sub-6 GHz, 24-60 GHz, and 70/80 GHz, and offering bandwidths from 100Mbps to >1 Gbps full duplex capacity, DragonWave’s products are optimized for 3G/LTE small cell deployments.

DragonWave’s products meet the requirements for LTE, with capabilities that include low delay and SynchE, as well as 1588v2 compatibility.

Cisco created an ecosystem of wireless solutions centered on Cisco’s mobile Internet backhaul solution, Unified MPLS for Mobile Transport (UMMT). This ecosystem pairs the Cisco ASR 901 Series Aggregation Services Routers with wireless backhaul vendors that offer products with proven interoperability through active deployments by service providers around the world.

The combined DragonWave/Cisco solution meets service providers’ requirements for end-to-end outdoor small cell backhaul, addressing scalability, zero-touch provisioning, flexibility, manageability, end-to-end QoS, predictable and reliable operation, network synchronization, and simplicity in scaling for growth.  In addition, the solution provides low total cost of ownership, low-impact form factors deployable at street level, and a proven and deployed offering built on Cisco’s Metro Ethernet Forum (MEF)-certified solution deployed on more than one million wireless backhaul links.

“The Cisco Small Cell Wireless Backhaul Ecosystem is an important initiative delivering tangible value and industry leadership to mobile operators implementing small cell infrastructure,” said Ed Chang, vice president of Product Management, Cisco. “By collaborating with DragonWave, we are strongly positioned to deliver best-in-class performance for all mobile operators.”

“The small cell challenge is an important emerging opportunity that DragonWave is keenly focused on and the inclusion of our products in Cisco Small Cell Wireless Backhaul Ecosystem lends further credence that supports our strategy of providing a comprehensive solution set covering the entire range of viable small cell applications,” said Greg Friesen, vice president,

Product Management, DragonWave. “Our strong relationship with Cisco demonstrates the breadth of capability delivered by the Avenue product line and our e-band backhaul solutions, and we’re pleased to be working in tandem with Cisco to provide mobile operators around the world unmatched wireless backhaul performance and reliability.”

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024